

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2026

Paul Andre Huet
Chief Executive Officer
Americas Gold and Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario, Canada
M5H 1J8

> **Re: Americas Gold and Silver Corporation**
> **Registration Statement on Form F-3**
> **Filed January 23, 2026**
> **File No. 333-292931**

Dear Paul Andre Huet:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Raymer, Esq.